SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                 FORM 12b-25

                            Commission File Number   0-10690
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                          NOTIFICATION OF LATE FILING

(Check One):  [X]Form 10-KSB  [ ]Form 11-K  [ ]Form 20-F  [ ]Form 10-QSB
              [ ]Form N-SAR

                 For Period Ended:  DECEMBER 31, 2001
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                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR

                 For the Transition Period Ended:
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 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                       PART I - REGISTRANT INFORMATION

                         Science Dynamics Corporation
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                            Full name of registrant

                                      n/a
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                           Former name if applicable

                              1919 Springdale Road
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              Address of principal executive office (STREET AND NUMBER)

                             Cherry Hill, NJ 08003
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                            City, state and zip code



                        PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[x]  (a)   |   The reasons described in reasonable detail in Part III of this
           |   form could not be eliminated without unreasonable effort or
           |   expense;
           |
[x]  (b)   |   The subject annual report, semi-annual report, transition
           |   report on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion
           |   thereof will be filed on or before the 15th calendar day
           |   following the prescribed due date; or the subject quarterly
           |   report or transition report on Form 10-Q, or portion thereof
           |   will be filed on or before the fifth calendar day following the
           |   prescribed due date; and
           |
     (c)   |   The accountant's statement or other exhibit required by Rule
           |   12b-25(c) has been attached if applicable.

                             PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)


On January 21, 2002, the Company had a reduction in force, including the CFO of the Company. The CFO was the individual the Company relied on to gather and analyze the information required to be included in the Company's Form 10-KSB. As a result the Company cannot gather the data and complete the 10KSB within the prescribed due date without unreasonable effort and expense.




                         PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Joy C. Hartman                   856                424-0068
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                  (Name)                (Area Code)        (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                [x] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                [x] Yes  [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects to report in its Form 10-KSB that its fiscal year ending December 31, 2001 results were affected by several significant factors including:


(i) Deteriorating global economic conditions have affected all areas of our business; (ii) The downturn within the technology and telecommunications sectors changed so abruptly and with such severity resulting in a dramatic reduction in sales; (iii) Sales for the year ending December 31, 2001 are estimated to be $891,149 in comparison to the same period on the prior year of $5,269,377. Operating loss from operations for the year ending December 31, 2001 is estimated to be 4.1 million in comparison to the same period last year of $1,369,531. Shipments and income from operations decreased in comparison to prior period due to prospective customers altering their business models and spending patterns resulting in cancellations and postponements.


                             Science Dynamics Corporation
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 28, 2002                       By: /s/ Joy C. Hartman
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                                           Joy C. Hartman
                                           President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.